Mail Stop 3561

March 14, 2007

Mr. Michael Hsu
Chief Executive Office
China Discovery Acquisition Corp.
2666 East Bayshore Road, Suite B
Palo Alto, California 94303

>   **Re: China Discovery Acquisition Corp.**
>   **Registration Statement on Form F-1**
>   **Filed February 8, 2007**
>   **File No. 333-140516**

Dear Mr. Hsu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In an appropriate location in the prospectus, please explain the nature and purpose of a limited life exempted company.

2. Please tell us the factors you considered in determining to value this offering at $30,000,000. Please tell us the factors you considered when determining that you might need $28,475,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation.

3. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have your securities registered for sale.

4. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

5. We note a number of blank spaces throughout the registration statement. Please fill in the information that can currently be obtained and then update as necessary.

6. Throughout the registration statement, you make reference to Cayman Island law. Please explain in the appropriate locations the relevant Cayman Islands law and how it affects the subjects discussed. For example, we note the disclosure on page 42, and similar disclosure in the summary, that "[w]e anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate that it will take no more than 10 business days to effectuate such distribution." Please reconcile this statement with the disclosure on page 42, and similar disclosure in the risk factor section, that "[u]nder the Companies Law … a liquidator would give at least 21 day's notice to creditors …. We anticipate the trust account would be liquidated shortly following the expiration of the 21 day period."

7. We note that management appears to be affiliated with various investment banking firms that hold investments in various Chinese companies. Please discuss in more detail whether China Discovery may acquire an entity that is either a portfolio company of or has otherwise received a financial investment

from these banking firms or an affiliate thereof, and if so describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm's-length basis.

8. We note that each of the officers/directors of the company discloses a significant level of experience in investing in Chinese companies. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in investment banking and/or companies located in China. In light of the ongoing nature of the involvement of the officers/directors with these firms, and the company's stated intent to focus on acquisition candidates in China, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied.

9. Please clarify throughout the document as appropriate the obligation of the company to bring a claim against the officers and directors to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

Cover Page of Prospectus

Prospectus Summary, page 1

10. We note the statement "[w]e were formed as a blank check company with the purpose of acquiring, through a stock exchange … or other similar business combination, an operating business, or control of such operating business, through contractual arrangements ..." Please briefly describe in the summary how the company would acquire control of a business entity through contractual arrangement and why the company would structure an acquisition in this manner. It seems that it would be helpful to investors to briefly discuss

in the summary whether the company would pursue acquisitions of businesses in China in which direct foreign investment is restricted.

11.   We note your disclosure on page one that, "our initial business combination must be with a target business whose fair market value is at least equal to 80% of our net assets … at the time of such acquisition …" Please clarify whether the 80% of net assets test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. If so, explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business or businesses and whether such controlling interest may be less than a majority of the outstanding voting rights of an acquisition candidate. We may have further comment.

The Offering, page 3

12.   Please discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right.

Limited payment to insiders, page 6

13.   Please clarify whether there is any limit on the amount of expenses incident to the offering and identifying, investigating and consummating the business combination that may be reimbursed.

Liquidation if No Business Combination, page 8

14.   We note the disclosure on page 8 in which the company states that "if we have not consummated a business combination by _____, 2009 **[twenty four months from the consummation of this offering]**, this will trigger our automatic dissolution and we will promptly distribute only to our public shareholders the amount in our trust account …" Please explain the basis for "promptly" in light of the requirements under the Companies Law of the 21 days' notice to creditors.

Risk Factors, page 11

15.   Please disclose whether any of the companies identified in the last risk factor on page 15 are "blank check" companies.

16.   We note the first risk factor on page 16 relating to potential conflicts. Please disclose how such future conflicts will be resolved, including whether there is a written policy covering such situations. In addition, please state whether any of your officers or directors is currently involved with any similar transactions or blank check offerings.

17.   In the second risk factor on page 21, please define "extraction treaties."

Enforceability of Civil Liabilities Against Foreign Persons, page 21

18.   In the first full paragraph under this section, you indicate that it will be difficult for investors to effect service of process within the United States upon your executive officers or directors. Pursuant to Item 101(g)(1)(i) of Regulation S-K, please also clarify that investors will have difficulty effecting service of process on the Company itself.

19.   You state that the Cayman Islands courts are unlikely to impose liabilities against you in original actions brought in the Cayman Islands that are based on certain civil liability provisions of the U.S. securities laws "that are penal in nature." You also state that Cayman Islands courts will "recognize and enforce a non-penal judgment" of a foreign court in certain circumstances. Because arguably all liability provisions and judgments may be characterized as penal, please explain how a determination is made that a legal provision or judgment is penal or non-penal in nature.

Use of Proceeds, page 29

20.   In the table, please include those expenses that will be paid from interest earned on the trust and revise the subheading to indicate the interest.

21.   Please explain here and in the business and underwriting sections, whether EarlyBirdCapital could receive a fee for locating a target company.

Proposed Business, page 36

Effecting a Business Combination, page 37

Sources of Target Businesses, page 37

22.   We note that you will not pay any of your existing officers, directors, shareholders, special advisors or affiliates any finder`s fee or other

> compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finders`fee or consulting fee to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management`s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

23.   We note the statement that "as of the date of this prospectus, there are no affiliated entities that we would consider as a business combination target." Please confirm that these affiliated entities include those entities affiliated with officers, directors, special advisors or shareholders.

Fair market value of target business, page 39

24.   It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Opportunity for Shareholder Approval of Business Combination, page 40

25.   On page 40, you state "[i]n connection with the shareholder vote required to approve any business combination, all of our existing shareholders … have agreed to vote their respective initial shares in accordance with the majority of the ordinary shares voted by the public shareholders." Please expand upon this statement. Explain whether it means the existing shareholders will vote their shares in the same proportion as the vote by the public shareholders; or that the existing shareholders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public shareholder vote; or whether it means something else.

Conversion Rights, page 41

26.   Please disclose the specific conversion procedures that shareholder will have to follow in order to convert their shares. Disclose whether you will require shareholders to tender their shares prior to the shareholder meeting.

Management, page 48

Directors and Executive Officers, page 48

27.   Please identify any entities in the biographies that are or were blank check companies.

Special Advisors, page 49

28.   In the biography of David Wu, please revise to remove promotional terms such as "tremendous."

29.   For the Yangtze River United Economic Development (Group) Co., Ltd. (YUD Group), please list the officers and/or employees of that group who will act as special advisors. Please explain whether the YUD Group is affiliated with any government agency.

30.   We note the statement on page 61 that, "We currently do not anticipate entering into a business combination with an entity affiliated with any of our existing shareholders." Please revise to disclose whether this statement includes those entities affiliated with officers, directors or special advisors.

Principal Shareholders, page 52

31.   Pursuant to Item 7.A. of Form 20-F, please indicate whether your principal shareholders have different voting rights compared to other shareholders in the company. Also indicate the portion of each class of securities held in the United States, as well as the number of U.S. record holders.

32.   We note that a substantial portion of your shares may be held by U.S. record holders, and that all of your directors and officers have a business address in the United States, which suggests that your business is administered principally in the United States. We also note that your assets are held in the United States, and will continue to be held here immediately after the offering and for a period of time thereafter. Please explain how you qualify as a foreign private issuer.

Passive Foreign Investment Company Rules, page 65

33.   In the third full paragraph under this section, you state that the Company believes it should not be classified as a PFIC. Advise whether the tax opinion to be filed will cover this statement. Item 601(b)(8) of Regulation S-K requires a tax opinion to be filed "where the tax consequences are material to

an investor and a representation as to tax consequences is set forth in the filing." In the staff's view, the likelihood of the Company's status as a PFIC and the tax consequences thereof are material to an investor, and a tax opinion with an appropriate consent should be filed as an exhibit to the registration statement. Please advise. We may have further comment.

Other

34.   Please include the disclosure required by Item 4(a) of Form F-1 and Item 10(B) of Form 20-F. For example, please include the disclosure required Item 9(B) of Form 20-F regarding the plan of distribution.

Financial Statements, page F-3

35.   Your attention is directed to Item 4 of Form F-1 and Item 8 of Form 20-F and the possible need for updated financial statements and related disclosures.

Exhibit 23.1

36.   You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Item 8. Exhibits

37.   Please revise the legality opinion to opine on whether the purchase option and the warrants will constitute legal, valid and binding obligations of the Company.

38.   We note the reference to exhibit 23.2. Please clarify whether there will be a legal opinion filed by Graubard Miller.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Tia Jenkins at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Tom Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Fax (212) 818-8881